EXHIBIT 99.2

Management’s Discussion and Analysis
For The Three Months Ended
March 31, 2015

Management’s Discussion and Analysis

May 14, 2015

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as at March 31, 2015, unless otherwise stated; (iii) all references to monetary amounts are to Canadian Dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US Dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Exeter and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended.  All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, potential economics and development options for Caspiche as set out in the amended preliminary economic analysis study released December 19, 2014, the timing of its drilling, exploration programs and exploration results, objectives of and the completion of various studies, potential to secure adequate quantities of water and power, permitting, exercise of the option to acquire 100% of the Sideral project adjacent to its Caspiche project, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on its Caspiche project, and the merits of the legal challenge to the easement over surface rights at Caspiche granted by the Chilean government.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, “objectives” or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law.  Such factors and assumptions include, amongst others, the effects of general economic condition; changing foreign exchange rates and actions by government authorities; uncertainties associated with negotiations; misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology; continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs; price and availability of capital equipment; price of various other inputs such as fuel, electricity and reagents; recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks associated with project development, including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; uncertainty as to timely availability of permits and other governmental approvals, uncertainty of the outcome of the legal challenge to the grant by the Chilean government of the easement over surface rights, uncertainty regarding the potential to secure adequate water, and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in the Company’s current Annual Information Form, filed with the Canadian securities regulatory authorities and other information released by it and filed with the appropriate regulatory agencies.  Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  For the reasons set forth above, readers should not place undue reliance on forward-looking statements.  All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”).  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

First Quarter 2015

The Company continued its work on the Caspiche gold-copper project in the Maricunga region of Northern Chile in an effort to advance the project.  The primary focus in 2015 is the advancement of programs related to securing water for the Caspiche project and the review of lower capital alternatives for the potential development of the project.

On February 17th, the Company announced further positive results from the expanded water exploration drilling program in the area of Peñas Blancas.  The Company believes it has discovered an extensive, new subterranean aquifer with no apparent connection to surface water, or other aquifers in the area.  The Company believes that the new, lower capex, staged mine development options for Caspiche will, if water rights are secured, only use a fraction of the significant potential that the Peñas Blancas aquifer could ultimately provide.  The Company’s priorities now are to finalize the exploration program before the end of May and apply for water rights for the water discovered.

An amended preliminary economic assessment (“2014 PEA”) for Caspiche released on December 19th, 2014 (with an effective date of April 30, 2014) identified three new potential development options focussed on lower throughputs and the higher grade core of the deposit.  All three required lower Capex and would use lower quantities of water to support mining operations compared to previous studies.  The 2014 PEA titled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated December 19th, 2014 prepared by Santiago based engineering consultancies, NCL Ingeniería y Construcción and Alquimia Conceptos S.A. can be found at www.exeterresource.com or on SEDAR.

PROJECTS

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Anglo American with respect to seven properties in the Maricunga region of Chile.  The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American.  Exeter satisfied its obligations under the agreement, having spent more than the required minimum of US$2.55 million, including completing more than 15,500 metres (“m”) of required drilling, and exercised its option to acquire a 100% interest in the Caspiche property in February 2011.  Anglo American retains a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years from the date the Company exercised its option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 (US$1,250,000 paid to March 31, 2015) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production.  Should production commence prior to March 31, 2025, the advance royalty will cease and NSR will be payable.

The Caspiche project is located in a prolific region of gold-porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

Sideral project

On March 1, 2011 the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project.  The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years.  After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a mineral deposit of greater than 100 million tons at a grade of +0.5% copper has been made.  Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR.  The Company has the right to purchase 50% of the NSR for US$10 million.  To date the Company has not exercised the option on the property and is in discussions with the vendor regarding amendment of the option agreement.

Water agreement

In January, the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton Chile”), negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”).  The new terms amend the original agreement entered into between the parties in May 2013.  The Water Agreement allows Eton Chile to earn an additional 40% interest, for an aggregate 90% interest, in water exploration tenements near Peñas Blancas (Laguna Verde) and Cuenca Two in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton Chile is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, following any discovery and subsequent approval of water rights by the General Directorate of Water Resources (“DGA”), Eton Chile will assume Atacama Pacific’s obligation to pay Hydro Exploranciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per l/s of DGA approved water rights.  Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton Chile’s original 50% interest in any water rights acquired.  In addition, Eton Chile will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.  The objective of the water program is to identify, evaluate, and secure water sources to support a potential initial heap leach gold stage and a follow-on gold-copper sulphide stage of mining at the Company’s Caspiche gold-copper project.

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already had a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement (“Easement”), which is valid for 25 years, extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  In order to maintain these rights, the Company is required to make aggregate payments of approximately US$7.4 million over 10 years of which $2.6 million has been paid to March 31, 2015.  A further eight annual payments of approximately US$600,000 are required.  As these annual payments are payable at the Company’s option, the Company has not accrued any liability in connection with the Easement.  Early in 2014, Eton Chile was served with a court claim challenging the Chilean Government’s grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Compañía Minera Cerro del Medio SCM (“SCM Cerro del Medio”).  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  SCM Cerro del Medio’s claim, cites “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps SCM Cerro del Medio’s Santa Cecilia project mining properties”.  A review of the claim by Eton Chile’s Chilean legal counsel has concluded that SCM Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

Results from Operations

The Company began 2015 and ended the quarter with 88,407,753 common shares outstanding.  During the quarter, no options were exercised.

As at May 14, 2015 the Company had 88,407,753 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s unaudited condensed interim consolidated financial statements for the first quarter ended March 31, 2015 (the “Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34 “Interim Financial Reporting”.  The following selected information is taken from the Interim Financial Statements.
First Quarter Ended March 31, 2015

The Company ended its first quarter ended March 31, 2015 with $27.8 million in cash and cash equivalents, and incurred approximately $2.3 million in exploration expenditures during the period.  Share-based compensation expense of $36,000 was incurred due to recognizing the expense associated with the vesting of certain stock options that were issued in previous years.

First Quarter Ended March 31, 2015 compared to the Fourth Quarter Ended December 31, 2014

At March 31, 2015, the Company had $27.8 million in cash and cash equivalents, $3.0 million less than the $30.8 million that was held at December 31, 2014.  The decrease relates to the Company utilizing its cash resources to fund project exploration, mainly water exploration, and administrative requirements.

The Company currently has no revenue generating activities.  Interest income of $88,000 was recognized in the first quarter 2015 compared to $114,000 in the fourth quarter 2014.  The decrease in 2015 was due to less cash in treasury as it was utilized in funding project exploration and administrative activities.

Loss for the period ended March 31, 2015 was $2.9 million compared to $3.6 million in the fourth quarter of 2014.

Significant variances for expenses:

•
Mineral property exploration expenditures: $2.3 million ($2.8 million in 2014) – the decrease in exploration costs for Q1 2015 was largely attributable to the annual land easement payment incurred in Q4 2014.

•
Stock exchange listing and filing fees: $122,000 ($nil in 2014) – the variance is caused by costs incurred in Q1 2015 related to annual fees for listing in the Canadian and American stock markets and year-end filing fees.

First Quarter Ended March 31, 2015 compared to the First Quarter ended March 31, 2014

The loss in the first quarter 2015 of $2.9 million is $100,000 more than the loss of $2.8 million incurred in the first quarter 2014.  The increase is mainly due to exploration costs $149,000 higher than in the comparative 2014 period.

Significant variances for expenses:

•
Mineral property exploration expenditures: $2.3 million ($2.1 million in 2014) – the increase in exploration expenditures for Q1 2015 is mostly attributable to the costs related to the water drilling program in Peñas Blancas.

The following is a summary of continuing operations results from the Company’s consolidated financial statements:

Three month period ended March 31, (in thousands)	2015	2014
Interest income	$88	$139
Mineral property exploration costs	$2,298	$2,149
Share-based compensation 1	$36	$170
Loss	$2,947	$2,818
Basic and diluted loss per common share	$0.03	$0.03

1)	share-based compensation costs have been allocated to administrative salaries and consulting, management fees, directors’ fees and mineral property exploration expenditures.

As at (in thousands)	March 31, 2015	December 31, 2014
Total assets	$28,049	$31,042
Total liabilities	$1,105	$1,168
Share capital	$246,089	$246,089
Deficit	$(263,606)	$(260,659)

The following selected financial information is a summary of the eight most recently completed quarters up to March 31, 2015.

Comparison to Prior Quarterly Periods

	2015	2014				2013
($000’s, except share data)	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Total Revenues	-	-	-	-	-	-	-	-
Net loss	2,947	3,563	1,646	2,538	2,818	3,559	3,098	6,095
Basic and diluted loss per common share	$0.03	$0.04	$0.02	$0.03	$0.03	$0.04	$0.04	$0.07

The decrease in the loss in the first quarter 2015 compared to the previous quarter was mainly due to higher exploration expenditures, mostly water exploration, and the annual land easement payment incurred in Q4 2014.  The increase in the loss in the fourth quarter of 2014 compared to the previous three quarters of the year was related to the water drilling program at Peñas Blancas.  The higher Q2 costs compared to Q3 each year is a result of the lower exploration spend during the South American winters.  The higher loss in the second quarter of 2013 compared to the other 2013 quarters was due to the Company commencing drilling activities at the Cuenca 1 water exploration tenement in Chile, the payment of both an advance royalty payment of US$250,000 and a water rights option payment of US$300,000, and the commencement of the 2014 PEA.  The decrease in the loss in the first quarter of 2014 compared to the previous quarters was mainly due to the completion of the 2014 PEA, San Marco related expenditures, and higher Caspiche related mineral property exploration expenditures incurred in previous periods.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at March 31, 2015 totalled $27.8 million compared to $30.8 million at December 31, 2014, a decrease of about $3.0 million.  The Company continues to utilize its cash resources to fund project exploration and administrative requirements.  Aside from cash and cash equivalents, the Company has no material liquid assets.  While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained.  The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted to match available funding.

Currently, the Company intends to continue to fund the exploration and development of its properties, with specific focus on Caspiche, and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.  The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable.  The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The carrying amount of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term nature of these financial instruments.

The Company operates in Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars).  Foreign currency balances which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar.  Foreign currency balances which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

The Canadian parent company had the following balances in foreign currencies as at March 31, 2015 and December 31, 2014:

2015 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	10	-
Accounts payable and accrued liabilities	(84)	(37)
Net balance	(74)	(37)
Equivalent in Canadian Dollars	(94)	(36)
Rate to convert to $ CDN	1.2666	0.9669

2014 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	248	-
Accounts payable and accrued liabilities	(29)	(61)
Net balance	(219)	(61)
Equivalent in Canadian Dollars	(254)	(58)
Rate to convert to $ CDN	1.1601	0.9479

Based on the above net exposures as at March 31, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $9,400 and $3,600 respectively (2014 - $25,400 and $5,800 respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents.  Cash and cash equivalents earn interest based on current market interest rates, which at March 31, 2015 ranged between 1.25% and 1.50%.

Based on the amount of cash and cash equivalents held at March 31, 2015, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of approximately $139,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company had cash at March 31, 2015 in the amount of approximately $27.8 million in order to meet short-term business requirements.  At March 31, 2015, the Company had current liabilities of $1.1 million which are due on demand or within 30 days.

Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2015	2016 - 2017	2018 - 2019	2020 - 2026
Advance royalty payments	$7,916	$-	$633	$633	$6,650
Land easement payments	6,080	760	1,520	1,520	2,280
Office and equipment leases	330	245	85	-	-
Property access agreements	170	73	97	-	-
Total	$14,496	$1,078	$2,335	$2,153	$8,930

Related Party Transactions

During the period ended March 31, 2015 a total of $228,000 (2014 - $239,000) was paid or accrued for related party transactions as described below:

a)
$50,000 (2014 - $50,000) were paid or accrued to Rowen Company Limited, a corporation of which Bryce Roxburgh, Co-Chairman of the Company is a principal.  These services were incurred in the normal course of operations for exploration and consulting fees.  As at March 31, 2015, the Company had amounts owing of $13,000 (December 31, 2014 - $14,000) to this company.

b)
$72,000 (2014 - $69,000) were paid or accrued to Jerry Perkins & Associates Pty. Ltd., a corporation controlled by Jerry Perkins, the Vice-President, Development and Operations of the Company.  These services were incurred in the normal course of operations for exploration fees As at March 31, 2015, the Company had amounts owing of $17,000 (December 31, 2014 - $28,000) to this company.

c)
$44,000 (2014 - $44,000) were paid to Canaust Resources, a corporation controlled by Yale Simpson, Co-Chairman of the Company.  These services were incurred in the normal course of operations for management fees.  As at March 31, 2015, the Company had amounts owing of $5,000 (December 31, 2014 - $Nil) to this company.

d)
Management fees of $62,000 (2014 - $62,000) were paid or accrued to 667060 B.C. Ltd, a corporation controlled by Cecil Bond, the Chief Financial Officer of the Company.  These services were incurred in the normal course of operations for management fees.  As at March 31, 2015, the Company had amounts owing of $22,000 (December 31, 2014 - $22,000) to this company.

e)
The Company paid or accrued rent expense of $Nil (2014 - $14,000) to Rogo Investments Pty Ltd., a company controlled by Robert Reynolds, a director of the Company.  Of this amount, $Nil (2014 - $6,000) was recovered from Rugby Mining Limited (“Rugby”), a corporation with directors in common.  These expenses were incurred in the normal course of operations.  As at March 31, 2015, the Company had amounts owing of $Nil (December 31, 2014 - $Nil) to this company.

All the services and transactions described above were made on terms equivalent to those that prevail with arm’s length transactions.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby.

f)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended March 31, 2015 was $29,000 (2014 - $39,000).  As at March 31, 2015, the Company had amounts receivable of $17,000 (December 31, 2014- $9,000) from Rugby.  The amounts due from Rugby are non-interest bearing and are due on demand.

Outlook

Exeter’s principal focus continues to be the advancement of its Caspiche gold-copper project in Chile.  In addition the Company continues to review new industry wide opportunities with the objective of securing properties, which offer near term exploration or development potential.

The 2014 PEA reflects the staged development potential at Caspiche with initial development of an open pit mine focussed on the near-surface, oxide zone followed by further open pit or underground development.  The preliminary economics and modest capital requirements, demonstrate that advancing the standalone surface oxide gold zone through to a production decision, is a logical potential development option for Caspiche.

With the staged development potential at Caspiche, the Company continues to focus on identifying, evaluating, and securing water sources to support the heap leach oxide gold stage and the follow-on gold – copper sulphide stage of a potential mine development.  In order to meet its objectives, the Company announced a further water drilling program in early 2015 of up to two, large diameter, water bore holes.  The Company’s priority is to finalize the water exploration program by May 2015 and submit an application for water rights to the Chilean water authority.  Additional steps also include planning for and commencing a detailed scientific and environmental program using experienced consultants.  The objective of this next program will be to accurately model the zone, its interactions with adjacent areas, consult on possible uses with other stakeholders and communities as a basis for extraction plans

Other planned activities include the ongoing review of mineral projects with a view to securing additional projects.

Proposed Transactions

The Company does not currently have any proposed transactions.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the Interim Financial Statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight.  There have been no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2015.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared.  An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2014 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer.  Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended March 31, 2015, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks

Risk factors are more fully described in the Company’s current Annual Information Form dated March 30, 2015, and subsequent filings with the Canadian Securities Administrators and the SEC.  You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE-MKT Corporate Governance

The Company’s common shares are listed on the NYSE-MKT.  Section 110 of the NYSE-MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE-MKT listing criteria, and to grant exemptions from NYSE-MKT listing criteria based on these considerations.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE-MKT standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE-MKT corporate governance requirements on specific transactions under Section 110 of the NYSE-MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.

Additional Information

Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.